This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Subject to Completion Preliminary Term Sheet dated January 20, 2026

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

(To Prospectus dated December 8, 2025,

Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY MLI-1

dated December 8, 2025)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	January , 2026 January , 2026 January , 2029
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

BofA Finance LLC

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket

Fully and Unconditionally Guaranteed by Bank of America Corporation

■Maturity of approximately three years, if not called prior to maturity

■Automatic call of the notes at [$11.40 - $11.60] per unit if the Basket is flat or increases above 100.00% of the Starting Value on the Call Observation Date

■The Call Observation Date will occur approximately one year after the pricing date

■If the notes are not called, at maturity:

■200.00% leveraged upside exposure to increases in the Basket

■If the Basket is flat or declines from the Starting Value, but not by more than 10.00%, you will receive the principal amount

■If the Basket declines by more than 10.00% from the Starting Value, 1-to-1 downside exposure to decreases in the Basket from the Starting Value, with up to 100.00% of your principal at risk

■The Basket will be comprised of EURO STOXX 50® Index, the Nikkei Stock Average Index and the Swiss Market Index. Each of the EURO STOXX 50® Index and the Nikkei Stock Average Index will be given an initial weight of 40.00% and the Swiss Market Index will be given an initial weight of 20.00%.

■All payments are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes

■No periodic interest payments

■Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-8 of this term sheet, page PS-4 of the accompanying product supplement, page S-7 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is expected to be between $9.325 and $9.825 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-21 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$10.000	$
Underwriting discount(1)	$0.125	$
	$0.050	$
Proceeds, before expenses, to BofA Finance	$9.825	$

(1)The underwriting discount reflects a sales commission of $0.125 per unit and a structuring fee of $0.050 per unit.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

January , 2026

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Summary

The Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance's other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will be automatically called at the Call Amount if the Observation Value of the Market Measure, which is the international equity index basket described below (the “Basket”), is equal to or greater than the Call Value on the Call Observation Date. No further amounts will be payable with respect to the notes following an automatic call. If the notes are not called, at maturity, the notes provide you a leveraged return if the Ending Value of the Market Measure is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, your notes are subject to 1-to-1 downside exposure to decreases in the Basket from the Starting Value, with up to 100.00% of the principal amount at risk. All payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the EURO STOXX 50® Index, the Nikkei Stock Average Index and the Swiss Market Index (each a “Basket Component”). On the pricing date, each of the EURO STOXX 50® Index and the Nikkei Stock Average Index will be given an initial weight of 40.00% and the Swiss Market Index will be given an initial weight of 20.00%.

The economic terms of the notes (including the Call Amount and the Call Premium) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and costs associated with hedging the notes, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-21.

Terms of the Notes
Issuer:	BofA Finance LLC (“BofA Finance”)	Call Settlement Date:

Approximately the fifth business day following the Call Observation Date, subject to postponement if the Call Observation Date is postponed, as described on page PS-25 of the accompanying product supplement.

Guarantor:	Bank of America Corporation (“BAC”)	Call Premium:

[$1.40 - $1.60] per unit if called on the Call Observation Date (which represents a return of [14.00% - 16.00%] over the principal amount). The actual Call Premium will be determined on the pricing date.

Principal Amount:	$10.00 per unit	Ending Value:

The value of the Market Measure on the Final Calculation Day. The scheduled Final Calculation Day is subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-26 of the accompanying product supplement.

Term:	Approximately three years, if not called	Threshold Value:	90.00% of the Starting Value.
Market Measure:

An international equity index basket composed of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”) and the Swiss Market Index (Bloomberg symbol: “SMI”). Each Basket Component is a price return index.

		Participation Rate:	200.00%.
Starting Value:	The Starting Value will be set to 100.00 on the pricing date	Final Calculation Day / Maturity Valuation Period:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Observation Value:	The value of the Market Measure on the Call Observation Date.	Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page.
Call Observation Date:

On or about January  , 2027, approximately one year after the pricing date. The Call Observation Date is subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-25 of the accompanying product supplement.

Autocallable Leveraged Index Return Notes®	TS-2

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Call Value:	100.00% of the Starting Value.
Call Amount (per Unit):	[$11.40 - $11.60] if called on the Call Observation Date. The actual Call Amount will be determined on the pricing date.	Events of Default:

Events of default are defined in the senior indenture. Subject to the below paragraph, if such event occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the Redemption Amount described under the caption “Determining Payment on the Notes—Redemption Amount Determination” determined as if the date of acceleration were the maturity date of the notes and as if the Final Calculation Day were the fifth Market Measure Business Day prior to the date of acceleration.

If, however, an event of default occurs on or prior to the final Call Observation Date, then the payment on the notes will be determined as described in “Determining Payment on the Notes—Automatic Call Provision” as if the next scheduled Call Observation Date were the fifth Market Measure Business Days prior to the date of acceleration, provided that the applicable Observation Value as of that date is greater than or equal to the Call Value. In such case, the calculation agent shall pro-rate the applicable Call Premium and Call Amount according to the period of time elapsed between the settlement date of the notes and the date of acceleration. For the avoidance of doubt, if the Observation Value of the Market Measure as of that date is less than the Call Value, the payment on the notes will be calculated as set forth in the prior paragraph.

		Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.

Autocallable Leveraged Index Return Notes®	TS-3

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on the Call Settlement Date if the Observation Value on the Call Observation Date is equal to or greater than the Call Value. If the notes are called, you will receive $10 per unit plus the Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Is the Ending Value greater than the Starting Value?

Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

No ↓

Is the Ending Value greater than or equal to the Threshold Value?

Yes → You will receive per unit:

$10

No ↓

You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Starting Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

You will lose all or a significant portion of the principal amount of the notes if the Ending Value is less than the Threshold Value.

Autocallable Leveraged Index Return Notes®	TS-4

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

The terms and risks of the notes are contained in this term sheet and in the following:

●Product supplement EQUITY MLI-1 dated December 8, 2025:
https://www.sec.gov/Archives/edgar/data/70858/000119312525311325/d19794d424b2.htm

●Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

■You are willing to receive a return on your investment capped at the Call Premium if the Observation Value is equal to or greater than the Call Value.

■You anticipate that the notes will be automatically called or that the Basket will increase from the Starting Value to the Ending Value.

■You are willing to risk a loss of principal and return if the notes are not automatically called and the Basket decreases from the Starting Value to an Ending Value that is below the Threshold Value.

■You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

■You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

■You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.

■You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

■You want to hold your notes for the full term.

■You believe that the notes will not be automatically called, the Basket will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

■You seek principal repayment or preservation of capital.

■You seek interest payments or other current income on your investment.

■You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

■You seek an investment for which there will be a liquid secondary market.

■You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Leveraged Index Return Notes®	TS-5

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values. The graph below shows a payout profile at maturity, which would only apply if the notes are not called on the Call Observation Date.

Autocallable Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200.00% and the Threshold Value of 90% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Call Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Threshold Value of 90, the Participation Rate of 200.00% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, whether the notes are called on the Call Observation Date and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Basket Components, see “The Basket Components” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
89.00	-11.00%	$8.90	-11.00%
90.00(1)	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
110.00	10.00%	$12.00	20.00%
120.00	20.00%	$14.00	40.00%
130.00	30.00%	$16.00	60.00%
140.00	40.00%	$18.00	80.00%
150.00	50.00%	$20.00	100.00%

(1)This is the Threshold Value.

(2)The Starting Value will be set to 100 on the pricing date.

Autocallable Leveraged Index Return Notes®	TS-6

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Redemption Amount Calculation Examples

Example 1
The Ending Value is 70.00, or 70.00% of the Starting Value:
Starting Value:100.00
Threshold Value: 90.00
Ending Value: 70.00
= $7.00 Redemption Amount per unit
Example 2
The Ending Value is 97.00, or 97.00% of the Starting Value:
Starting Value:100.00
Threshold Value: 90.00
Ending Value: 97.00
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.
Example 3
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:100.00
Ending Value:110.00
= $12.00 Redemption Amount per unit

Autocallable Leveraged Index Return Notes®	TS-7

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-4 of the product supplement, page S-7 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

■There is no fixed principal repayment amount on the notes at maturity. If the notes are not automatically called and the Ending Value is less than the Threshold Value, you will lose up to 100% of the principal amount of your notes.

■Payments on the notes will not reflect changes in the value of the Market Measure other than on the Call Observation Date or the Final Calculation Day. As a result, even if the value of the Market Measure increases during the term of the notes, you will not receive the Call Amount if the Observation Value on the Call Observation Date is less than the Call Value. Similarly, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value on the Final Calculation Day, even if the value of the Market Measure was always greater than the Threshold Value prior to such Final Calculation Day.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■If the notes are called, your investment return is limited to the return represented by the Call Premium. If, on the Call Observation Date, the Observation Value is greater than or equal to the Call Value, we will automatically call the notes. If the notes are automatically called, your return will be limited to the Call Premium, regardless of the extent of the increase in the value of the Market Measure.

■If the notes are called, you will be subject to reinvestment risk.

■Increases in the level of one of the Basket Components may be offset by decreases in the levels of the other Basket Components. Due to the different Initial Component Weights, changes in the levels of some Basket Components will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Components.

■Payments on the notes are subject to our credit risk, and the credit risk of BAC, and actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.

■We are a finance subsidiary and, as such, will have limited assets and operations.

■BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.

■The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks

■The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the value of the Basket, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and costs associated with hedging the notes, all as further described in “Structuring the Notes” on page TS-21. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our and BAC’s creditworthiness and changes in market conditions.

Autocallable Leveraged Index Return Notes®	TS-8

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

■A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

■BAC and its affiliates’ hedging and trading activities (including trades in shares of companies included in the Basket Components) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■An Index sponsor may adjust the applicable Basket Component in a way that affects its level, and has no obligation to consider your interests.

■You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

■While BAC and our other affiliates may from time to time own securities of companies included in the Basket Components, we, BAC and our other affiliates do not control any company included in any Basket Component, and have not verified any disclosure made by any other company.

■Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries with securities of companies represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities represented by the Basket Components during the term of your notes, although the levels of the Basket Components may be adversely affected by general exchange rate movements in the market.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-48 of the accompanying product supplement.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in the accompanying product supplement.

A “Market Measure Business Day” means, in respect of a Basket Component, a day on which:

(A)the Eurex (as to the EURO STOXX 50® Index), the Tokyo Stock Exchange (as to the Nikkei Stock Average Index) and the SIX Swiss Exchange (as to the Swiss Market Index) (or any successor to the foregoing exchanges) is open for trading; and

(B)that Basket Component or any successor thereto is calculated and published.

Autocallable Leveraged Index Return Notes®	TS-9

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

The Basket

The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Baskets” beginning on page PS-43 of the accompanying product supplement.

If January 16, 2026 were the pricing date, for each Basket Component, the Initial Basket Components Weight, the closing level, the hypothetical Basket Components Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Basket Component Weight	Closing Level(1)(2)	Hypothetical Basket Component Ratio(1)(3)	Initial Basket Value Contribution
EURO STOXX 50® Index	SX5E	40.00%	6,029.45	0.00663410	40.00
Nikkei Stock Average	NKY	40.00%	53,936.17	0.00074162	40.00
Swiss Market Index	SMI	20.00%	13,413.59	0.00149103	20.00
				Starting Value	100.00

(1)The actual closing level of each Basket Component and the resulting actual Component Ratio will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of the Notes—Baskets—Determination of the Component Ratio for Each Basket Component” beginning on page PS-43 of the accompanying product supplement if a Market Disruption Event or non-Market Measure Business Day occurs on the pricing date as to any Basket Component.

(2)These were the closing levels of the Basket Components on January 16, 2026.

(3)Each hypothetical Basket Component Ratio equals the Initial Basket Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on January 16, 2026 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket for the Observation Date and for the Final Calculation Day by summing the products of (i) the closing level for each Basket Component on the Observation Date or the Final Calculation Day, as applicable and (ii) the Component Ratio applicable to such Basket Component on such day. If a Market Disruption Event or non-Market Measure Business Day occurs as to any Basket Component on a scheduled Observation Date or the Final Calculation Day, as applicable, the closing level of that Basket Component will be determined as more fully described on page PS-44 of the accompanying product supplement in the section “Description of the Notes—Baskets—Value of the Basket”.

Autocallable Leveraged Index Return Notes®	TS-10

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 1, 2016 through January 16, 2026. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2015, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Autocallable Leveraged Index Return Notes®	TS-11

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of STOXX Limited (“STOXX”) with respect to the EURO STOXX 50® Index (the “SX5E”), Nikkei Inc. (“Nikkei”) with respect to the Nikkei Stock Average Index (the “NKY”) and the Geneva, Zurich, SIX Group Ltd., certain of its subsidiaries, and the Management Committee of the SIX Swiss Exchange (the “SIX Exchange”), with respect to the Swiss Market Index (the “SMI”) (STOXX, Nikkei and SIX Exchange together, the “index sponsors”). The index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of the applicable Basket Component at any time. The consequences of any index sponsor discontinuing publication of a Basket Component are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-31 of the accompanying product supplement.  None of us, BAC, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor index.

The EURO STOXX 50® Index

The SX5E was created by STOXX, which is part of the Deutsche Börse Group. Publication of the SX5E began in February 1998, based on an initial SX5E level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E.

SX5E Composition and Maintenance

The SX5E is composed of 50 stocks from 11 Eurozone countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 20 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; consumer products & services; energy; financial services; food, beverages & tobacco; health care; industrial goods & services; insurance; media; personal care, drug & grocery stores; real estate; retailers; technology; telecommunications; travel & leisure; and utilities.

For each of the 20 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The SX5E components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the SX5E.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.” The SX5E components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing monthly basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E composition are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the SX5E value can be expressed as follows:

The “free float market capitalization of the SX5E” is equal to the sum of the product of the price, the number of shares and the free float factor and the weighting cap factor for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the SX5E values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

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Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX5E or any successor to the SX5E.  STOXX does not guarantee the accuracy or the completeness of the SX5E or any data included in the SX5E.  STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX5E.  STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX5E or the manner in which the SX5E is applied in determining the amount payable on the notes at maturity.

The following graph shows the daily historical performance of the SX5E in the period from January 1, 2016 through January 16, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 16, 2026, the closing level of the SX5E was 6,029.45.

Historical Performance of the SX5E

This historical data on the SX5E is not necessarily indicative of the future performance of the SX5E or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth above is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

One of our affiliates has entered into a non-exclusive license agreement with STOXX providing for the license to it and certain of its affiliated companies, including us, in exchange for a fee, of the right to use indices owned and published by STOXX (including the SX5E) in connection with certain securities, including the notes offered hereby.

The license agreement requires that the following language be stated in this document:

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the notes. STOXX and its Licensors do not:

■sponsor, endorse, sell, or promote the notes;

■recommend that any person invest in the notes offered hereby or any other securities;

■have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the notes;

■have any responsibility or liability for the administration, management, or marketing of the notes; or

■consider the needs of the notes or the holders of the notes in determining, composing, or calculating the SX5E, or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically:

■STOXX and its Licensors do not make any warranty, express or implied, and disclaims any and all warranty concerning:

■the results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

■the accuracy or completeness of the SX5E and its data;

■the merchantability and the fitness for a particular purpose or use of the SX5E and its data;

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■STOXX and its Licensors will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and

■Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement discussed above is solely for our benefit and that of STOXX, and not for the benefit of the holders of the notes or any other third parties.

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The Nikkei Stock Average Index

The NKY, also known as the Nikkei 225 Index, is an equity index calculated, published, and disseminated by Nikkei Inc.  The NKY measures the composite price performance of selected Japanese stocks.  The NKY is currently based on 225 stocks (each, an “Index Stock”) trading on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry.  All 225 of the Index Stocks are listed in the First Section of the TSE.  Index Stocks listed in the First Section are among the most actively traded stocks on the TSE.  The NKY started on September 7, 1950. However, it was retroactively calculated back to May 16, 1949, when the TSE reopened for the first time after World War II.

Calculation of the NKY

The NKY is a modified, price-weighted index.  Each Index Stock’s weight is based on its price per share rather than the total market capitalization of the issuer.  Nikkei Inc. calculates the NKY by multiplying the per share price of each Index Stock by the corresponding weighting factor for that Index Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor.  The divisor is subject to periodic adjustments as set forth below.  Each Weight Factor is computed by dividing ¥50 by the presumed par value of the relevant Index Stock, so that the share price of each Index Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50.  Each Weight Factor represents the number of shares of the related Index Stock which are included in one trading unit of the NKY.  The stock prices used in the calculation of the NKY are those reported by a primary market for the Index Stocks, currently the TSE.  The level of the NKY is currently calculated once per 15 seconds during TSE trading hours.

In order to maintain continuity in the level of the NKY in the event of certain changes due to non-market factors affecting the Index Stocks, such as the addition or deletion of stocks, stock splits, or increase in paid-in capital, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY.  The divisor remains at the new value until a further adjustment is necessary as the result of another change.  In the event of a change affecting any Index Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the NKY immediately after the change, will equal the level of the NKY immediately prior to the change.

Index Maintenance

The NKY is reviewed annually at the beginning of October. The purpose of the review is to maintain the representative nature of the Index Stocks. Stocks with high market liquidity are added and those with low liquidity are deleted. At the same time, to take changes in industry structure into account, the balance of the sectors, in terms of the number of constituents, is considered. Liquidity of a stock is assessed by the two measures: “trading value” and “magnitude of price fluctuation by volume,” which is calculated as (high price/low price) / volume. Among stocks on the TSE First Section, the top 450 stocks in terms of liquidity are selected to form the “high liquidity group”. Those constituents that are not in the high liquidity group are deleted. Those non-constituent stocks which are in the top 75 of the high liquidity group are added.

After the liquidity deletions and additions, constituents are deleted and added to balance the number of constituents among sectors, and to make the total number of the constituents equal 225. Among the 450 “high liquidity” stocks, half of those that belong to a sector are designated as the “appropriate number of stocks” for that sector. The actual number of constituents in a sector is then compared with its “appropriate number,” and if the actual number is larger or smaller than the “appropriate number,” then components are deleted or added, as necessary. Stocks to be deleted are selected from stocks with lower liquidity and stocks to be added are selected from stocks with higher liquidity. Stocks selected according to the foregoing procedures are candidates for addition or deletion, as applicable, and the final determinations will be made by Nikkei Inc.

The NKY is also reviewed on an ongoing basis in response to extraordinary developments, such as bankruptcies or mergers. Any stock becoming ineligible for listing in the TSE First Section due to any of the following reasons will be removed from the NKY: (i) bankruptcy and liquidation events; (ii) corporate restructurings, such as mergers, share exchanges or share transfers; (iii) excess debt or other reasons; or (iv) transfer to the TSE Second Section. In addition, a component stock designated as “security under supervision” becomes a deletion candidate. However, the decision to delete such a candidate will be made by examining the sustainability and the probability of delisting for each individual case. Upon deletion of a stock from the NKY, Nikkei Inc. will generally select as a replacement the most liquid stock that is both in the “high liquidity group” and in the same sector as the deleted stock. When deletions are known in advance, replacements may be selected as part of the periodic review process or by using similar procedures.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization.  Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day, the TSE will close prior to the opening of business in New York City on the same calendar day.  Therefore, the closing level of the NKY on a trading day will generally be available in the U.S. by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances.  In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling.  These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day.  In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock.  The TSE may also suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example,

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unusual trading activity in that stock.  As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the market value of the notes.

The following graph shows the daily historical performance of the NKY in the period from January 1, 2016 through January 16, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 16, 2026, the closing level of the NKY was 53,936.17.

Historical Performance of the NKY

This historical data on the NKY is not necessarily indicative of the future performance of the NKY or what the value of the notes may be. Any historical upward or downward trend in the level of the NKY during any period set forth above is not an indication that the level of the NKY is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the NKY.

License Agreement

We have entered into an agreement with Nikkei Inc. providing us with a non-exclusive license with the right to use the NKY in exchange for a fee.  The NKY is the intellectual property of Nikkei Inc. (the “index sponsor”), formerly known as Nihon Keizai Shimbum, Inc. “Nikkei”, “Nikkei Stock Average”, and “Nikkei 225” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the NKY.

The notes are not in any way sponsored, endorsed or promoted by the index sponsor. The index sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the NKY or the figure at which the NKY stands at any particular day or otherwise. The NKY is compiled and calculated solely by the index sponsor. However, the index sponsor shall not be liable to any person for any error in the NKY and the index sponsor shall not be under any obligation to advise any person, including a purchaser or seller of the notes, of any error therein.

In addition, the index sponsor gives no assurance regarding any modification or change in any methodology used in calculating the NKY and is under no obligation to continue the calculation, publication and dissemination of the NKY.

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The Swiss Market Index

The Swiss Market Index (the “SMI”):

●was first launched with a base level of 1,500 as of June 30, 1988; and

●is sponsored, calculated, published and disseminated by SIX Group Ltd., certain of its subsidiaries, and the Management Committee of SIX Swiss Exchange.

The SMI is a price return float-adjusted market capitalization-weighted index of the 20 largest stocks traded on the SIX Swiss Exchange. The Management Committee of SIX Swiss Exchange is supported by an Index Commission (advisory board) in all index-related matters, notably in connection with changes to the index rules and adjustments, additions and exclusions outside of the established review and acceptance period. The Index Commission meets at least twice annually.

Information regarding the SMI may be found on SIX Exchange’s website.  Please note that information included in that website is not included or incorporated by reference in this document.

Index Composition and Selection Criteria

The SMI is comprised of the 20 highest ranked stocks traded on the SIX Swiss Exchange that have a free float of 20% or more and that are not investment companies. The equity universe is largely Swiss domestic companies; however, in some cases, foreign issuers with a primary listing on the SIX Swiss Exchange or investment companies that do not hold any shares of any other eligible company and that have a primary listing on the SIX Swiss Exchange may be included.

The ranking of each security is determined by a combination of the following criteria:

●average free-float market capitalization (compared to the capitalization of the entire SIX Swiss Exchange index family), and

●cumulative on order book turnover (compared to the total turnover of the SIX Swiss Exchange index family).

Each of these two factors is assigned a 50% weighting in ranking the stocks eligible for the SMI.

The SMI is reconstituted annually after prior notice of at least two months on the third Friday in September after the close of trading.

The reconstitution is based on data from the previous July 1 through June 30. Provisional interim selection (ranking) lists are also published following the end of the third, fourth and first financial quarters.

In order to reduce turnover, an index constituent will not be replaced unless it is ranked below 23 or, if it is ranked 21 or 22, if another share ranks 18 or higher. If a company has primary listings on several exchanges and less than 50% of that company’s total turnover is generated on the SIX Swiss Exchange, it will not be included in the SMI unless it ranks at least 18 or better on the selection list on the basis of its turnover alone (i.e., without considering its free float).

Maintenance of the SMI

Constituent Changes. In the case of major market changes as a result of capital events such as mergers or new listings, the Management Committee of SIX Swiss Exchange can decide at the request of the Index Commission that a security should be admitted to the SMI outside the annual review period as long as it clearly fulfills the criteria for inclusion. For the same reasons, a security can also be excluded if the requirements for admission to the SMI are no longer fulfilled. As a general rule, extraordinary acceptances into the SMI take place after a three-month period on a quarterly basis after the close of trading on the third Friday of March, June, September and December (for example, a security listed on or before the fifth trading day prior to the end of November cannot be included until the following March). An announced insolvency is deemed to be an extraordinary event and the security will be removed from the SMI with five trading days’ prior notice if the circumstances permit such notice.

Capped Weightings and Intra-Quarter Breaches. The weight of any index constituent that exceeds a weight of 18% within the SMI is reduced to that value at each quarterly index review by applying a capping factor to the calculation of such constituent’s free float market capitalization. A constituent’s number of shares and free float market capitalization are used to determine its capping factor. The excess weight (the difference of the original weight minus the capped weight) is distributed proportionally across the other index constituents. The constituents are also capped to 18% as soon as two index constituents exceed a weight of 20% (an “intra-quarter breach”). If an intra-quarter breach is observed after the close of the markets, a new calculation of the capping factors is executed immediately and communicated to the market in order to ensure that the maximum weight per constituent is capped at 18% for the opening on the next day. In order to achieve a capped weighting of the SMI without causing market distortion, a stepwise reduction is conducted based on the quarterly index reviews to ensure that no change in the weight (as a result of capping) from one review to the next exceeds 3%. The transition period is in effect until no component has a weight larger than 18%. In the case of an intra-quarter breach, the weights are limited to the last defined weights as of the prior review.

Number of Shares and Free Float. The securities included in the SMI are weighted according to their free float. This means that shares deemed to be in firm hands are subtracted from the total market capitalization of that company. The free float is calculated on the basis of outstanding shares. Issued and outstanding equity capital is, as a rule, the total amount of equity capital that has been fully subscribed and wholly or partially paid in and documented in the Commercial Register. Not counting as issued and outstanding equity capital are the approved capital and the conditional capital of a company. The free float is calculated on the basis of listed shares only. If a company offers several different categories of listed participation rights, each is treated separately for purposes of index calculation.

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Shares held deemed to be in firm hands are shareholdings that have been acquired by one person or a group of persons in companies domiciled in Switzerland and which, upon exceeding 5%, have been reported to SIX Swiss Exchange. Shares of persons and groups of persons who are subject to a shareholder agreement which is binding for more than 5% of the listed shares or who, according to publicly known facts, have a long-term interest in a company, are also deemed to be in firm hands.

For the calculation of the number of shares in firm hands, SIX Swiss Exchange may also use other sources than the reports submitted to it. In particular, SIX Swiss Exchange may use data gained from issuer surveys that it conducts itself.

In general, shares held by custodian nominees, trustee companies, investment funds, pension funds and investment companies are deemed free-floating regardless of whether a report has been made to SIX Swiss Exchange. SIX Swiss Exchange classifies at its own discretion persons and groups of persons who, because of their area of activity or the absence of important information, cannot be clearly assigned.

The free-float rule applies only to bearer shares and registered shares. Capital issued in the form of participation certificates and bonus certificates is taken into full account in calculating the SMI because it does not confer voting rights.

The number of securities in the SMI and the free-float factors are adjusted after the close of trading on four adjustment dates per year, the third Friday of March, June, September and December. Such changes are pre-announced at least one month before the adjustment date, although the index sponsor reserves the right to take account of recent changes before the adjustment date in the actual adjustment, so the definite new securities are announced five trading days before the adjustment date.

In order to avoid frequent slight changes to the weighting and to maintain the stability of the SMI, any extraordinary change of the total number of outstanding securities or the free float will only result in an extraordinary adjustment if it exceeds 10% and 5% respectively and is in conjunction with a corporate action.

After a takeover, SIX Swiss Exchange may, in exceptional cases, adjust the free float of a company upon publication of the end results after a five-day notification period or may exclude the security from the relevant index family. When an insolvency has been announced, an extraordinary adjustment will be made and the affected security will be removed from the SMI after five trading days’ notice.

The index sponsor reserves the right to make an extraordinary adjustment, in exceptional cases, without observing the notification period.

Calculation of the SMI

The index sponsor calculates the SMI using the “Laspeyres formula,” with a weighted arithmetic mean of a defined number of securities issues. The formula for calculating the index value can be expressed as follows:

Index =	Free Float Market Capitalization of the index Divisor

The “free float market capitalization of the index” is equal to the sum of the product of the last-paid price, the number of shares, the free-float factor, the capping factor and, if a foreign stock is included, the current CHF exchange rate as of the time the index value is being calculated. The index value is calculated in real time and is updated whenever a trade is made in a component stock. Where any index component stock price is unavailable on any trading day, SIX Swiss Exchange will use the last reported price for such component stock. Only prices from the SIX Swiss Exchange’s electronic order book are used in calculating the SMI.

Divisor Value and Adjustments

The divisor is a technical number used to calculate the SMI and is adjusted to reflect changes in market capitalization due to corporate events, and is adjusted by SIX Swiss Exchange to reflect corporate events, as described in the index rules.

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The following graph shows the daily historical performance of the SMI in the period from January 1, 2016 through January 16, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 16, 2026, the closing level of the SMI was 13,413.59.

Historical Performance of the SMI

This historical data on the SMI is not necessarily indicative of the future performance of the SMI or what the value of the notes may be. Any historical upward or downward trend in the level of the SMI during any period set forth above is not an indication that the level of the SMI is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SMI.

License Agreement

The notes are not in any way sponsored, endorsed, sold or promoted by the SIX Swiss Exchange and the SIX Swiss Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the SMI and/or the level at which the SMI stands at any particular time on any particular day. However, the SIX Swiss Exchange shall not be liable (whether through negligence or otherwise) to any person for any error in the SMI and the SIX Swiss Exchange shall not be under any obligation to disclose such errors.

SIX®, SIX Swiss Exchange®, SPI®, Swiss Performance Index (SPI)®, SPI EXTRA®, SMI®, Swiss Market Index® (SMI)®, SMIM®, SMI MID (SMIM)®, SMI Expanded®, SXI®, SXI LIFE SCIENCES®, SXI Bio+Medtech®, SBI®, SBI Swiss Bond Index®, VSMI®, SIX Immobilienfonds Index® and SIX Quotematch® are trademarks that have been registered in Switzerland and/or abroad by the SIX Swiss Exchange. Their use is subject to a license.

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Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and it will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

MLPF&S and BofAS, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent, in the case of BofAS, and as dealer, in the case of MLPF&S, in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

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Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  The related guarantees are BAC’s obligations. As is the case for all of our debt securities, including our and BAC’s respective market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors” beginning on page PS-4 and “Use of Proceeds” on page PS-23 of the accompanying product supplement.

Autocallable Leveraged Index Return Notes®	TS-21

Autocallable Leveraged Index Return Notes® Linked to an International Equity Index Basket, due January , 2029

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Basket.

■Under this characterization and tax treatment of the notes, a U.S. Holder (as defined on page 76 of the accompanying prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the accompanying product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-48 of the accompanying product supplement.

Where You Can Find More Information

We and BAC have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Leveraged Index Return Notes®” and “LIRNs®” are BAC’s registered service marks.

Autocallable Leveraged Index Return Notes®	TS-22